UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-38894

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mayville Engineering Company, Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mayville Engineering Company, Inc.

715 South Street

Mayville, Wisconsin 53050

Mayville Engineering Company, Inc. 401(k) Plan

*Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrative Committee

Mayville Engineering Company, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mayville Engineering Company, Inc. 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2020.

Milwaukee, Wisconsin

June 29, 2022

Mayville Engineering Company, Inc.

401(k) Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2021	2020
Assets:
Investments at fair value:
Mutual funds	$85,777	$72,436
Collective trust fund	4,512	5,910
Corporate common stock	37,858	37,133
Total investments at fair value	128,147	115,479
Receivables:
Company contributions	2,057	1,848
Notes receivables from participants	78	198
Total receivables	2,135	2,046
Net assets available for benefits	$130,282	$117,525

See Notes to Financial Statements

Mayville Engineering Company, Inc.

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year Ended
December 31, 2021
Additions:
Investment income:
Net appreciation in fair value of investments	$15,430
Interest and dividends	953
Total investment income	16,383
Interest income on notes receivable from participants	8
Contributions:
Participants	5,487
Company	2,057
Rollovers	6,419
Total contributions	13,963
Total additions	30,354
Deductions:
Benefits paid to participants	19,692
Administrative expenses	176
Total deductions	19,868
Net increase before transfers	10,486
Plan transfers (see Note 4)	2,271
Net increase after transfers	12,757
Net assets available for benefits:
Beginning of year	117,525
End of year	$130,282

See Notes to Financial Statements

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements

December 31, 2021 and 2020

(in thousands)

Note 1. Description of Plan

The following description of the Mayville Engineering Company, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Mayville Engineering Company, Inc. (the Company). The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and the purpose is to enable eligible employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

COVID-19 Impact

The COVID-19 pandemic has had, and will continue to have, an impact on the Company’s business, financial condition, cash flows, results of operations, supply chain, and raw material availability, although the full extent is still uncertain. The future financial effects of the continuing COVID-19 pandemic are unknown due to many factors. These factors include uncertainty related to the Delta, Omicron, and other variants, uncertainty of the effectiveness of governmental actions to address the pandemic, including health, monetary and fiscal policies, the effect of elevated levels of sovereign and state debt, capital market disruptions, changes in demand and pricing, trade agreements, other geopolitical events, and the availability and volatility in the price of raw materials and other commodities. As a result, predicting the Company’s forecasted financial performance is difficult and subject to many assumptions. In addition, the impacts of the pandemic may result in greater volatility to Plan’s investments, including the Company’s stock.

Eligibility

Employees become eligible to participate in the Plan on the first entry date after an employee’s hire date. The entry dates of the Plan are January 1, April 1, July 1 and October 1.

Employees are also eligible to receive Company profit sharing contributions after they have completed 1,000 hours of service within a plan year and are employed by the Company on the last day of the Plan year. There are certain circumstances where the eligibility rules are waived including military leave, medical leave, retirement and death.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined by the Plan. Participants may elect to have any portion, or all of their contributions designated as Roth 401(k) contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. On July 15, 2020, the Company signed an amendment, effective January 1, 2021, implementing an automatic 1% increase each year, for the following 3 years, capped at 6% for automatically enrolled participants.

The Company can contribute a discretionary contribution of Company stock. For a participant to be eligible for the Company contribution, the participant must work 1,000 hours during the year and be employed at the end of the year. The Company contributed a discretionary contribution of $2,057 in the form of Company stock for the year ended December 31, 2021. The Company contribution was funded in the subsequent year; thus, the Company stock contribution was recorded as a contribution receivable on the Statements of Net Assets Available for Benefits.

Contributions are subject to certain Internal Revenue Service (IRS) limitations.

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s contributions and Plan earnings (losses). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and non-elective safe harbor contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continuous service. Participants are 100% vested in the Company’s discretionary contributions after two years of credited service. Upon a participant’s death or total disability, each participant’s accrued benefits shall become 100% vested.

Notes Receivable from Participants

Participant loans are not permitted by the Plan.

Certain employees who became eligible participants in the Plan related to the Company’s acquisition of Defiance Metal Products Co. (DMP) on December 12, 2018, were allowed a one-time rollover of their participant loan balance from their prior 401(k) plan. These loan balances will be paid off under the Plan. The remaining balance as of December 31, 2021 and 2020 was $78 and $198, respectively. These loans are secured by the vested balance in the participant’s account and are repaid over various terms. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Active participants may elect a hardship distribution as eligible according to the plan document under certain plan and IRS conditions. On termination of service due to death, disability or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account or periodic installments. For termination of service and for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. However, if the value of the vested benefit is less than $5, a lump sum distribution will be made regardless of whether or not an election has been made.

Forfeited Accounts

At December 31, 2021 and 2020, forfeited nonvested accounts totaled $21, and $191, respectively. These accounts can be used as or offset future Company contributions or cover administrative expenses. For the year ended December 31, 2021, $185 of forfeited nonvested accounts were utilized as part of the funding of the 2020 Company contribution.

Administration

The Company is the administrator of the Plan and appointed Wells Fargo Bank, N.A as recordkeeper, custodian and trustee through May 23, 2021. As of May 24, 2021, in conjunction with Wells Fargo’s sale of certain assets of its Institutional Retirement and Trust business to Principal Financial Group, the Company has appointed Principal Financial Group as recordkeeper, custodian and trustee. The custodian is responsible for investing and safekeeping all of the assets of the Plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). Accordingly, the Plan’s financial statements are prepared on the accrual basis of accounting.

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as, held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of the Plan’s assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivables from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021. If a participant ceases to make note repayments and the Plan administrator deems the participant to be in default, the participant note balance is reduced and a benefit payment is recorded.

Expenses

Administrative expenses may be paid either by the Plan or by the Company. Expenses paid by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are included in administrative expenses. In addition, certain investment related expenses are included in net appreciation in fair value of investments.

Payments of Benefits

Benefits are recorded when paid.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their company contributions.

Note 4. Plan Transfers

Plan transfers for the year ended December 31, 2021 consists of:

2021
ESOP diversification	$2,271

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

ESOP Diversification Plan participants who also participate in the Mayville Engineering Company, Inc. Employee Stock Ownership Plan (ESOP) and meet certain eligibility requirements of that Plan are allowed to transfer a portion of their account balances from the ESOP to the 401(k) Plan under the diversification provisions of the ESOP Plan.

In addition to the above, of the $6,419 of rollovers listed on the Statement of Changes in Net Assets Available for Benefits, $5,554 relate to rollover contributions from the Company’s Employee Stock Ownership Plan.

On May 24, 2021, in conjunction with Wells Fargo’s sale of certain assets of its Institutional Retirement and Trust business to Principal Financial Group, $140,915 of plan assets were transferred to Principal Financial Group.

Note 5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Mutual Funds – Valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Company Stock – Valued at the daily closing price as recorded by the New York Stock Exchange.

Collective Trust Fund – Valued at the NAV of units of a collective trust fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate the fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common collective trust, the investment advisor reserves the right to delay withdrawal from the trust for twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021:

	2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$85,777	$—	$—	$85,777
Company stock	37,858	—	—	37,858
Investments measured at NAV:
Collective trust fund**				4,512
Total investments at fair value				$128,147

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020:

	2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$72,436	$—	$—	$72,436
Company stock	37,133	—	—	37,133
Investments measured at NAV:
Collective trust fund**				5,910
Total investments at fair value				$115,479

**

Certain investments that were measured at net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 6. Tax Status

The Company adopted a prototype volume submitter profit sharing 401(k) Plan with a cash or deferral arrangement which received a letter from the IRS dated March 31, 2014, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Note 7. Party-in-Interest and Related Party Transactions

Certain Plan investments are shares in a mutual fund and a collective trust fund managed by the Trustee and, therefore these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Fees paid by the Plan for other administrative services amounted to $176 for the year ended December 31, 2021, which is included under administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

The Plan also offers the Mayville Engineering Company (MEC) Stock Fund, which primarily consists of common stock as an investment option. The Company is the sponsoring employer and, therefore, a related party of the Plan. At December 31, 2021 and 2020, the Plan held 2,466,705 and 2,692,268 shares, respectively, of MEC common stock. The Plan received proceeds from the sale of Company shares of $14,644 and realized a gain of $4,082 on these sales during 2021. The sales were participant directed transactions in 2021.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Mayville Engineering Company, Inc.

401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

(in thousands)

Plan Sponsor: Mayville Engineering Company, Inc.

Plan Sponsor EIN: 39-0944729

Plan Number: 003

	(b)	(c)	(d)	(e)
	Identity of Issue, Borrow,	Description of Investment Including Maturity Date, Rate
(a)	Lessor, or Similar Party	of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Mutual Funds
	T. Rowe Price	Retirement 2030	**	$8,405
	T. Rowe Price	Retirement 2035	**	7,957
	Janus Henderson	Forty N	**	7,927
	T. Rowe Price	Retirement 2025	**	7,518
	T. Rowe Price	Retirement 2040	**	5,576
	Capital Research and Mgmt. Co.	American Funds Fundamental Investors R6	**	5,065
	T. Rowe Price	Retirement 2045	**	4,664
	T. Rowe Price	Retirement 2050	**	3,545
	T. Rowe Price	Retirement 2020	**	3,502
	Allspring Global	Index Adm	**	2,899
	American Funds	EuroPacific Growth R6	**	2,820
	Fidelity	Adv. Stock Selector Mid Cap	**	2,744
	T. Rowe Price	Retirement 2055	**	2,497
	MFS	Value R3	**	2,391
	PIMCO	Total Return Instl	**	2,382
	Janus Henderson	Research N	**	2,217
	Nuveen	Small Cap Select I	**	1,902
	American Funds	Capital World G/I R6	**	1,581
	T. Rowe Price	Retirement Balanced	**	1,531
	T. Rowe Price	Retirement 2060	**	1,399
	Nuveen	Mid Cap Growth Opportunities	**	1,295
	Goldman Sachs	Small Cap Value Inst	**	1,201
	Vanguard	Inflation-Protected Secs Adm	**	1,157
	JPMorgan	Mid Cap Value R6	**	1,151
	Fidelity	Advisor High Income Advantage	**	1,048
	Nuveen	Real Estate Securities	**	497
	T. Rowe Price	Retirement 2015	**	414
	T. Rowe Price	Retirement 2010	**	393
	T. Rowe Price	Retirement 2065	**	99
	Total Mutual Funds			85,777
	Collective Trust Fund
	Wells Fargo	Stable Return N	**	4,512
	Corporate Common Stock
*	MEC	Stock Fund	**	37,858
*	Participant Loans	Interest Rates Ranging From 4.50% - 6.25%, Maturity Varies Through 2023	$—	78
	Total			$128,225

* Represents a party-in-interest to the Plan.

** Information not required for participant directed investments

See report of independent registered public accounting firm

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mayville Engineering Company, Inc. 401(k) Plan

Date: June 29, 2022	By:	/s/ Todd M. Butz
Todd M. Butz
Chief Financial Officer